UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 333-68008
CUSIP NUMBER 67090R 100

  FORM 12b-25

  NOTIFICATION OF LATE FILING

(Check one):	Form 10-K [X]	Form 20-F [ ]	Form 11-K [ ]	Form 10-Q [ ]	Form 10-D [ ]
	Form N-SAR [ ]	Form N-CSR [ ]

For Period Ended:  April 30, 2009

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 10-D

[  ] Transition Report on Form N-SAR

[  ] Transition Report on Form N-CSR

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I – REGISTRANT INFORMATION

NUVILEX, INC.

(Full Name of Registrant)

Former Name if Applicable: eFoodSafety.com

1971 Old Cuthbert Road

Address of Principal Executive Offices (Street and Number)

Cherry Hill, New Jersey 08034

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the Registrant’s acquisition of Freedom2 Holdings, Inc. on March 2, 2009, the Registrant has undertaken a substantial review of its prior filings and the preparation of significantly new disclosure related to the post-acquisition combined business enterprise.  Such review process is not complete, and cannot be completed by the July 29, 2009 due date (the “Due Date”) for the filing of the Registrant’s Form 10-K for the year ended April 30, 2009 without unnecessary expense and effort, and as a result, the Registrant will not be able to file its Form 10-K for the year ended April 30, 2009 by the Due Date.

As part of such review, the Registrant has determined that certain information regarding preferred stock previously issued by it was not disclosed in the Registrant’s prior filings.  The Registrant intends to disclose such information in its Form 10-K for the year ended April 30, 2009 and, if deemed necessary or appropriate, to amend its relevant prior filings to include such information.  The Registrant expects to file its Form 10-K for the year ended April 30, 2009 and any amendments to the affected prior filings on or before the end of the 15th calendar day following the Due Date.  In particular, the Registrant will disclose in the Form 10-K and in any amendments to its prior filings that:

•

the 10,000 outstanding shares of preferred stock of the Registrant are convertible into a number of shares of the Registrant’s common stock at a rate equal to the average closing bid price for the Registrant’s common stock for the five trading days prior to the conversion date (proportionately adjusted to take into account any stock split, dividend or combination on the Registrant’s common stock, including the stock dividend on the Registrant’s common stock declared by the Registrant on June 1, 2009);

•

each of the 10,000 outstanding shares of preferred stock has 50,000 votes; and

•

the preferred stock, voting as a class, is entitled to elect one member of the Registrant’s board of directors.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin Schmieg	(856)	354-0707
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NUVILEX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2009
	By:	/s/ Martin Schmieg
Martin Schmieg Chief Executive Officer